FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____





JOINT MEDIA RELEASE
UPDATE ON CHUCAPACA PROJECT IN SOUTHERN PERU

Johannesburg and Lima, November 14, 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) and Compañia de Minas Buenaventura S.A.A. (Buenaventura) (NYSE, BVN; Lima Stock Exchange: BUE.LM) today announced an update on the Chucapaca exploration project in the southern Peruvian region of Moquegua. The project is a joint venture by Gold Fields (51%) and Buenaventura (49%) and operated by Gold Fields.

The partners have studied the viability of a large open-pit operation capable of sustaining a 30,000 tonnes per day throughput. A first draft of the feasibility study has been completed and as a result of relatively high capital and operating costs this option would not have delivered acceptable project returns.

Consequently, further study work will have to be performed by the joint venture focusing on value engineering the project to achieve the expected returns. Future work will mainly include the following:

- Analysing different options for mine development, including an underground or a combined open-pit underground operation, and alternative throughput levels;

- Re-establishing exploration to add resource flexibility, once the required permits are granted; and,

- Optimising capital and project operating costs.

The partners reiterate their commitment to unlocking the potential of the Chucapaca project, which will need the support of all stakeholders, particularly the neighbouring communities. Gold Fields has built a close relationship with them and expects to continue working together through this phase of the project.

- ends-

Enquiries: Gold Fields

Investor Relations
Willie Jacobsz
Tel   +27 11 562-9775
Mobile   +27 (0) 82 971 9238
Email   Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel   +27 11 562-9763
Mobile   +27 (0) 83 260 9279
Email   Sven.Lunsche@goldfields.co.za

Diego Ortega
Mobile   +51 (0) 9963 70508
Email   Diego.Ortega@gfexpl.com

Enquiries: Buenaventura

Carlos Galvez
Tel   +51 1 419-2540
Email   cegalvez@buenaventura.com.pe

Daniel Dominguez
Tel   +51 1 419-2536
Email   ddominguez@buenaventura.com.pe

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

About Buenaventura
Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*). The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 14 November 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs